Exhibit 21

Subsidiaries of the Registrant

The following are significant subsidiaries of Transport Corporation of America, Inc as of December 31, 2004.

	State or Other Jurisdiction	Percentage of Voting
Name	of Incorporation	Securities Owned

Transport International Express, Inc.	Minnesota	100%

TCA of Ohio, Inc.	Minnesota	100%

TA Logistics, Inc.	Minnesota	100%

FV Leasing Company	Minnesota	100%